UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

September 2, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice is hereby provided that the required Form 3F under CONSOB Regulation no. 11971/1999 was filed by Luxottica Group S.p.A. to disclose the transactions set forth below which were executed during the month of August 2016. These transactions were carried out on the Mercato Telematico Azionario (MTA), organized and managed by Borsa Italiana S.p.A.

Trade date	Market	Type of Transaction (Purchase)	Luxottica Group Shares Quantity	Currency	Average Price	Number of trades
August 1, 2016	MTA	Purchase	39,813	Euro	43.2762	155
August 2, 2016	MTA	Purchase	39,014	Euro	42.5138	154
August 3, 2016	MTA	Purchase	38,478	Euro	42.3833	127
August 4, 2016	MTA	Purchase	36,637	Euro	42.5638	124
August 5, 2016	MTA	Purchase	34,625	Euro	43.8875	106
August 8, 2016	MTA	Purchase	39,778	Euro	43.6618	125
August 9, 2016	MTA	Purchase	33,708	Euro	43.6408	116
August 10, 2016	MTA	Purchase	34,367	Euro	44.0113	119
August 11, 2016	MTA	Purchase	33,212	Euro	43.8395	105
August 12, 2016	MTA	Purchase	31,972	Euro	44.5255	91
August 16, 2016	MTA	Purchase	35,937	Euro	43.9995	122
August 17, 2016	MTA	Purchase	38,947	Euro	43.0101	160
August 18, 2016	MTA	Purchase	18,056	Euro	43.2572	79

August 2016 Summary

Purchases	Luxottica Group Shares Total Quantity	Total Number of Transactions
Purchases	454,544	1,583

-END-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: September 2, 2016		MICHAEL A. BOXER
Group General Counsel